Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

[The following slides were presented at CBOT Holdings’ 2007 Annual Meeting of Stockholders]

CBOT Holdings, Inc.

Chicago Board of Trade

日経平均
最近の
10441.

Annual Meeting of Stockholders

CBOT Holdings, Inc. Annual Meeting of Stockholders May 1, 2007 Charles P. Carey, Chairman

CBOT Holdings, Inc. Annual Meeting of Stockholders May 1, 2007 Bernard W. Dan, President and Chief Executive Officer

Trading volume up 20% Revenues increased 35% Net income grew 125% 2006 Record Year

May 1, 2007
Certain statements in this presentation may contain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,”
“anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”.  These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements.  Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation.  The factors that may affect our performance may be found in the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”).  These filings can be obtained at the
SEC’s website at www.sec.gov.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Important Merger Information
In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings
Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS
IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov).
Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.
CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its
2006 annual meeting of stockholders, dated March 29, 2006.  Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the
SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward Looking Statements

Market leader: Futures and options on futures #2 in United States #3 in World

Overview Industry Trends Growth Strategies Financial Review Merger Update

Industry Trends
Globalization
Rapid international growth
Technological advances
Increased trading speed
Shifts in production and consumption
Industry consolidation
Intensifying global competition among futures,
cash and over-the-counter markets

2.1
2.6
3.4
4.0
4.6
6.1
2001 2002 2003 2004 2005 2006
Large, Expanding Market          Strong Secular Trends
Source: Futures Industry Association
Note:     Excludes options on individual equities
Global Futures & Options on
Futures Contract Volume
(billions of contracts)
Technological Advances
Globalization
Emerging Economies and
Urbanization
Commodities as an Asset
Class
Importance of Risk
Management
Asset Class Convergence
U.S. Government Spending
Deregulation
Secular Growth Drivers

Growing Operating Leverage: Record volume and earnings
1,037
1,365
1,804
2,372
2,677
3,211
31.4%
20.4%
44.4%
6.8%
20.3%
28.3%
–
500
1,000
1,500
2,000
2,500
3,000
3,500
2001 2002 2003 2004 2005 2006
(10.0%)
10.0%
30.0%
50.0%
70.0%
Average Daily Volume (000's) Operating Margin (%)
Item
2001-2006
CAGR
Avg. Daily Volume 25%
Revenues 20%
Expenses 8%

Chicago Board of Trade

4/03
7/03
10/03
1/04
4/04
7/04
10/04
1/05
4/05
7/05
10/05
1/06
4/06
7/06
10/06
1/07
Jan-03
Mar-07

CBOT Milestones – January 2003 to March 2007
* CBOT set annual volume records in 2003, 2004, 2005, and 2006.
01/10/03
LIFFE CONNECT selected
as CBOT’s platform (e-cbot)
10/18/05
Initial Public Offering
on NYSE
08/01/06
Launch of
Side-by-Side Ag Futures
04/16/03
CBOT announces
Common Clearing Link (CCL)
04/14/05
Demutualization
approved

$0
$1
$2
$3
$4
$5
$6
1/1/2003 7/1/2003 1/1/2004 7/1/2004 1/1/2005 7/1/2005 1/1/2006 7/1/2006 1/1/2007
Millions
Significant Increase in Equivalent Value of Full Membership
Note: Calculation of membership values based on closing stock prices plus sales price of full membership with stock and ERP;
final price on 4/30/07 represents stock price plus bid price of full membership with ERP
$5.8 million
$0.3 million

$50 $75 $100 $125 $150 $175 $200 10/18/05 1/18/06 4/18/06 7/18/06 10/18/06 1/18/07 4/18/07 Growth in CBOT Holdings’ Stock Valuation $54 $189

Chicago Board of Trade

Chicago Board of Trade

日経平均
10441.

CBOT: Growth Strategies Product enhancements Product innovation Global expansion Leveraging technology

Expanding Global Reach

373
404
350
331
412
529
490
611
631
0
100
200
300
400
500
600
700
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
-20
0
20
40
60
80
100
120
140
ADV Growth vs. Pr Yr
Agriculture Complex Growth Rate
%
Thousands

Agricultural Futures Trading Volume – % Electronic
Side-by-Side Trading of Agricultural Futures Started 08/01/06
-
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Jan-06 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07
Thousands
0%
20%
40%
60%
80%
100%
Total Ag Futures % Electronic Ag Futures

Successful Launch of Side-by-Side Trading of Ags Greater Global Access to Benchmark Agricultural Products Single Pool of Liquidity Between Trading Venues 40% increase in firms trading Ag contracts

Dow Jones
SM
U.S. Real Estate Index
SM
30-year Interest Rate Swaps
Products launched in 2007
Growth Strategies: Product Innovation
Seven new products in 2006
Address customer needs
Respond to changing
marketplace trends
Anticipate a future need

Growth Strategies: Leveraging Technology Technology upgrades on e-cbot ® Innovative development of trading models

Capitalize on growth opportunities Scale globally Scalable operating platform Expanding Operating Leverage Low fixed costs

Year 2006
Open Auction
28%
Electronic
70%
Off Exchange
2%
CBOT Average Daily Volume by Trading Platform
2006 versus        2005 (millions of dollars, thousands of contracts)
Revenue up 35%
$461
$621
2,677
3,211
Average Daily Volume up 20%

Chicago Board of Trade

16.1 pts
17.7 pts

125%
138%

Year 2006
28.3%
44.4%
28.3%
46.0%
GAAP Non-GAAP*
Net Income more than doubled
*Excludes $9.7 million in merger-related expenses
Operating margin of 44.4% versus 28.3%
$76.5
$172.2
$76.5
$181.9
GAAP Non-GAAP*
2006 versus        2005 (millions of dollars)

First Quarter 2007
$140
$188
39.7%
47.7%
39.7%
54.6%
GAAP Non-GAAP*
Net Income is growing
*Excludes $13.0 million in merger-related expenses
Revenue up 34%
Operating margin of 47.7% versus 39.7%
$35.1
$55.4
$35.1
$68.4
GAAP Non-GAAP*
2007 versus        2006 (millions of dollars, thousands of contracts)
3,108
3,866
Average daily volume up 24%

Growing Operating Leverage
New products
Enhancing existing products and services
Global expansion
Leveraging technology efforts
Fixed-cost control
Strong cash flow with high capital efficiency
Efficient and scalable operating platform

Merger Update

Signed merger agreement with CME
October 2006
Received unsolicited proposal from
ICE on March 15
Board of Directors authorized CBOT
Holdings to begin discussions and
exchange information with ICE
Postponed special meetings
scheduled for April 4, 2007, to vote
on the proposed CME merger
Rescheduled special meetings to
vote on the proposed CME merger to
July 9, 2007
A new record date will be set
Updated proxy materials will be
distributed
Highlights
Merger Update

The Board and its special committees, with the assistance of their respective financial and legal advisors, and management are carefully evaluating the ICE merger proposal Continued Merger Update

Navigating the Future

Limitless possibilities...

CBOT HOLDINGS, INC.

2006 ANNUAL REPORT

Chicago Board of Trade

SEP5
OCT5
DEC5
JAN6
MAR6
MAY6

CBOT: Looking to the Future Increase access to our markets Deepen pools of liquidity Ensure market integrity

$50 $75 $100 $125 $150 $175 $200 10/18/05 1/18/06 4/18/06 7/18/06 10/18/06 1/18/07 4/18/07 Growth in CBOT Holdings’ Stock Valuation $54 $189

Supplementary Information

GAAP
Operating Income
Merger-related
Expenses
Non-GAAP
Operating Income
FY 2006 $276.0 $9.7 $285.7
Q4 2006 $ 75.8 $9.5 $ 85.3
GAAP
Operating Margin
Merger-related
Expenses
Non-GAAP
Operating Margin
FY 2006 44.4% 1.6% 46.0%
Q4 2006 44.8% 5.6% 50.4%
GAAP
Net Income
Merger-related
Expenses
Non-GAAP
Net Income
FY 2006 $172.2  $9.7 $181.9
Q4 2006 $ 44.9 $9.5 $ 54.4
GAAP
Earnings Per Share
Merger-related
Expenses
Non-GAAP
Earnings Per share
FY 2006 $3.26 $0.18 $3.44
Q4 2006 $0.85 $0.18 $1.03
Supplementary Information
Reconciliation of GAAP to Non-GAAP Financial Measures
CBOT used non-GAAP financial measures of operating performance to eliminate merger-related expenses incurred in 2006.  Non-GAAP measures do not replace and are not a substitute for our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.
2006 Annual

CBOT used non-GAAP financial measures of operating performance to eliminate merger-related expenses incurred in the first quarter of 2007.
Non-GAAP measures do not replace and are not a substitute for our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.
As Reported
Merger-
related
Expenses
Adjusted
(Non-GAAP)
Income from Operations $89.5 $13.0 $102.5
Operating Margin %   47.7%    6.9%    54.6%
Net Income $55.4 $13.0 $  68.4
Diluted Earnings Per Share $1.05 $0.24 $  1.29
Supplementary Information
Reconciliation of GAAP to Non-GAAP Financial Measures
First Quarter 2007